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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________
                                 SCHEDULE 14D-1
                       Tender Offer Statement Pursuant to
            Section 14(d)(1) of the Securities Exchange Act of 1934


                                 AMENDMENT No. 4
                                (Final Amendment)



                                 CoCensys, Inc.
                            (Name of Subject Company)

                         Purdue Acquisition Corporation
                               Purdue Pharma L.P.
                                    (Bidders)



                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)
                                    191263201
                      (CUSIP Number of Class of Securities)


                              Howard R. Udell, Esq.
                         Purdue Acquisition Corporation
                             c/o Purdue Pharma L.P.
                             100 Connecticut Avenue
                         Norwalk, Connecticut 06850-3590
                                 (203) 853-0123
          (Name, Address and Telephone Number of Persons Authorized to
             Receive Notices and Communications on Behalf of Bidder)
                              ____________________

                                    Copy To:

                              Stuart D. Baker, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 408-5100

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     This final Amendment No. 4 amends and supplements the Tender Offer
Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed with the Securities and Exchange Commission on August 12, 1999 by Purdue Acquisition Corporation, a Delaware corporation ("Offeror"), and an indirect wholly owned subsidiary of Purdue Pharma L.P., a Delaware limited partnership ("Parent"), to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Common Stock"), including the associated rights to purchase Series A Junior Participating Preferred Stock issued under the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and together with the Common Stock, the "Shares") of CoCensys, Inc., a Delaware corporation (the "Company"), at a purchase price of $1.16 per Share, net to the seller in cash (subject to any applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in the Offeror's Offer to Purchase, dated August 12, 1999, as amended (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer").

     Unless otherwise indicated, all capitalized terms used but not defined herein shall have the respective meanings assigned to them in the Offer to Purchase.


Item 6.  Interest in Securities of the Subject Company

     Item 6 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereto:

     The Offer expired at 5:00 p.m., New York City time, on September 23, 1999. Based on a preliminary count, a total of 5,873,550 Shares (including 18,036 Shares tendered pursuant to notices of guaranteed delivery and 503,802 Shares tendered pursuant to contingently tendered Options) had been validly tendered and not withdrawn. On September 23, 1999, the Offeror accepted for purchase all of such Shares, subject to, with respect to Shares tendered by the guaranteed delivery procedure, compliance with such procedure. Such Shares, when added to the number of shares of Common Stock to be received by Purdue upon conversion of the Series E Preferred Stock purchased by Purdue upon closing of the tender offer, represent approximately 91.4% of the fully diluted shares of common stock of CoCensys. As a result, the Offeror owns a sufficient number of Shares to enable the Offeror to effect the Merger without a vote or meeting of the Company's stockholders. Parent intends to effect the Merger of the Offeror with and into the Company as promptly as practicable. Pursuant to the Merger, Shares of the Company that were not tendered into the Offer (other than Shares held by the Offeror) will be canceled and converted automatically into the right to receive $1.16 per Share in cash, subject to appraisal rights. Following the Merger, the Company will become an indirect wholly owned subsidiary of Parent. A press release issued by Parent on September 24, 1999 announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(12) and is incorporated herein by reference.


Item 11.  Materials to be Filed as Exhibits.

     Item 11 of the Schedule 14D-1 is hereby amended to add the following:

     (a)(12) Press Release issued by Parent on September 24, 1999.



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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: September 24, 1999


                                            PURDUE PHARMA L.P., by its
                                             general partner, PURDUE PHARMA INC.



                                            By: /s/ Stuart D. Baker
                                                ---------------------------
                                                Name: Stuart D. Baker
                                                Title: Vice President


                                            PURDUE ACQUISITION CORPORATION

                                            By: /s/ Stuart D. Baker
                                                ---------------------------
                                                Name: Stuart D. Baker
                                                Title: Vice President

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                                  EXHIBIT INDEX

     Exhibit        Description

     (a)(12)        Press Release issued by Parent on September 24, 1999.


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                                                                 Exhibit (a)(12)


For Immediate Release
Friday, September 24, 1999


                PURDUE PHARMA COMPLETES TENDER OFFER FOR COCENSYS

Norwalk, Connecticut, September 24, 1999 - Purdue Pharma L.P. today announced that it has completed its tender offer to purchase all of the outstanding shares of common stock of CoCensys, Inc. (OTC Bulletin Board: COCN) for $1.16 per share in cash. The tender offer expired as scheduled at 5:00 p.m., New York City time, on Thursday, September 23, 1999. Based on a preliminary count, a total of 5,873,550 shares of CoCensys common stock (including 18,036 shares tendered pursuant to notices of guaranteed delivery and 503,802 shares tendered pursuant to contingently tendered options) were tendered. The tendered shares, when added to the number of shares of common stock to be received by Purdue upon conversion of the Series E Preferred Stock purchased by Purdue upon closing of the tender offer, represent approximately 91.4% of the fully diluted shares of common stock of CoCensys. All shares and options validly tendered and not withdrawn prior to the expiration of the tender offer were accepted for payment. Payment for such shares will be made promptly in accordance with the terms of the offer.

     Purdue intends to promptly merge Purdue Acquisition Corporation, an indirect wholly owned subsidiary of Purdue, with and into CoCensys in accordance with Delaware's short-form merger provisions. As a result of the merger, CoCensys will become an indirect wholly owned subsidiary of Purdue and all remaining shares of CoCensys not purchased in the offer (other than those held by Purdue) will be converted automatically into the right to receive $1.16 per share in cash, subject to appraisal rights.

     CoCensys is a biopharmaceutical company that discovers and develops products for the treatment of neurological and psychiatric disorders. CoCensys' product development programs focus on novel small molecule compounds for the treatment of epilepsy, anxiety, Parkinson's and other neurodegenerative diseases, neuropathic pain, migraine, insomnia and stroke. CoCensys has development programs with the Wyeth-Ayerst Laboratories Division of American Home Products Corporation to develop analogs of naturally-occurring neuroactive compounds, "epalons", for the treatment of anxiety, with Parke-Davis, a division of Warner-Lambert Company, to identify and develop subtype-selective NMDA receptor antagonists for the treatment of a variety of neurological and psychiatric diseases, and with Senju Pharmaceutical and Parke-Davis for the exploration of ophthalmic indications of CoCensys' glutamate receptor antagonist compounds. More information about CoCensys is available on its web site at www.cocensys.com.

     Purdue Pharma L.P., headquartered in Norwalk, Connecticut, U.S. and its associated companies, including the Mundipharma companies and Napp Pharmaceutical Group, Ltd., comprise a privately-held, worldwide pharmaceutical network with discovery, development, manufacturing, marketing and distribution capabilities. The companies maintain a leading presence in the field of pain management with their products OxyContin (oxycodone hydrochloride controlled-release) tablets and MS Contin (morphine sulfate controlled-release) tablets. The network also includes a biologic therapeutic business, Purdue BioPharma L.P., based in Princeton, New Jersey, focused on the development of antibody-based therapeutics and vaccines. More information about Purdue is available on its web site at www.pharma.com.
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